Exhibit 99.1

Aurora Cannabis and Radient Technologies Announce First Commercial Delivery of Cannabis Derivatives

Transformational Milestone for Radient, Increasing Aurora's Global Derivative Market Capacity Substantially

TSX: ACB | NYSE: ACB, TSXV: RTI

EDMONTON, May 13, 2019 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NYSE:ACB) (TSX: ACB) (Frankfurt: 21P; WKN: A1C4WM) and Radient Technologies Inc. ("Radient") (TSX Venture: RTI; OTCQX: RDDTF), announced today that Aurora has taken delivery of Radient's first commercial batch of finished cannabis derivatives, from Radient's proprietary extraction platform. With this first batch, Radient has proven its enhanced ability to produce cannabinoid derivatives at commercial scale, and will continue to scale up production at Radient's cannabis facility in Edmonton, reaching an expected eventual annual throughput of approximately 300,000 kg of cannabis biomass at this single location.

The partnership between Radient and Aurora was established in 2017 after the completion of a Research Joint Venture that validated Radient's MAPTM extraction technology was capable of superior cannabinoid extraction at commercial scale. For Aurora, the relationship with Radient forms an important component of its derivative product strategy, providing a greater return on the biomass allocated for extraction, favourable cost advantages, and significantly increased extraction capacity.

High Volume Throughput Technology

In Radient's deliveries to Aurora, commercial scale batches of dried cannabis biomass were fully processed and refined within a 24-hour period, due mainly to the speed of initial extraction and the unique, continuous flow nature of Radient's platform.

Radient's technology platform is designed for high extraction efficiencies and high-volume throughput of cannabinoids available in the plant biomass. This is anticipated to provide Aurora with cost and volume advantages in delivering a broad suite of derivative products.

Radient's Hemp facility in Edmonton will have an annual throughput of approximately 3,200,000 kg of hemp biomass. Phase one is expected to be completed in calendar Q3 of 2019.

Management Commentary

"Aurora recognized early that high-throughput, high-quality extraction technologies would be a competitive advantage in a rapidly developing cannabis industry," said Terry Booth, CEO of Aurora. "Our investment will begin to pay dividends with Radient achieving fully licensed, commercial status. Once scaled up, the addition of Radient's technology will significantly increase our ability to deliver high-value cannabis products at scale, complementing our existing internal extraction capabilities, which will support a full suite of derivative products."

Mr. Booth continued, "Cannabidiol (CBD) derived from hemp requires the level of throughput that Radient's technology and state-of-the-art second facility will provide to existing and future medical, wellness and consumer markets. We look forward to working with Denis and the Radient team to further our global position in the derivative markets."

Denis Taschuk, CEO of Radient, added, "Achieving commercial production and sales is a crucial milestone we are very proud to have achieved. We have worked diligently over the past two years towards this inflection point, together with our partner Aurora and we are now very well positioned for accelerated growth going forward. We appreciate the patience our shareholders have shown as we executed on our transformational business plan. Aurora's execution in the global medical cannabis space inspired us with their continued confidence in our technology."

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 625,000 kg of cannabis per annum and sales and operations in 24 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high-quality product at low cost. Intended to be replicable and scalable globally, our production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and low per gram production costs. Each of Aurora's facilities is built to meet EU GMP standards. EU GMP certification has been granted to Aurora's first production facility in Mountain View County, the MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Deutschland.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 17 wholly owned subsidiary companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Aurora Deutschland, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia, HotHouse Consulting, MED Colombia, Agropro, Borela, ICC Labs, Whistler, and Chemi Pharmaceutical – Aurora is distinguished by its reputation as a partner and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Capcium Inc. (private), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Alcanna Inc. (TSX: CLIQ), High Tide Inc. (CSE: HITI) and EnWave Corporate (TSXV: ENW).

Aurora's Common Shares trade on the TSX and NYSE under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com

About Radient

Radient Technologies provides industrial scale manufacturing solutions for premium natural ingredients and products. Utilizing its patented MAP™ extraction technology, Radient delivers superior customer outcomes in terms of ingredient purity, yield, and cost, serving global market leaders in industries such as food & beverage, nutraceutical, pharmaceutical, cosmetic, and personal care. Since 2016, Radient has expanded its offerings to enter the cannabinoid market, using its MAP™ platform to provide premium ingredients that contain a full range of cannabinoid and terpene profiles. Please visit www.radientinc.com for more information.

Terry Booth, CEO
Aurora Cannabis Inc.

Denis Taschuk, CEO
Radient Technologies

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to future deliveries of cannabinoid extracts by Radient, future yields and efficiencies resulting from Radient's MAPTM extraction technology and Radient's ability to expand its business in the cannabis sector. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither the TSX, TSX Venture, NYSE, nor their Regulation Services Provider (as that term is defined in the policies of the TSX, TSX Venture and NYSE) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Aurora Cannabis Inc.

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%CIK: 0001683541

For further information: For Aurora: Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For Radient: Media: Caitlin Cheadle, ccheadle@radientinc.com; For Investors: William Wasson, wwasson@radientinc.com

CO: Aurora Cannabis Inc.

CNW 07:00e 13-MAY-19